UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-37459

YULONG ECO-MATERIALS LIMITED

(Translation of registrant’s name into English)

387 Park Avenue South, 5/fl,

New York City, 10016

646-952-8836

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

On January 2, 2019, Yulong Eco-Materials Limited (the “Company”) received a letter from GC & Associates CPAs PLLC, the Company’s independent registered public accounting firm, notifying the Company that it had encountered significant difficulties in obtaining from management of the Company’s disposed subsidiaries in China information necessary to perform and complete its audit of the Company’s financial statements for the year ended June 30, 2018, which period is prior to the Company’s acquisition of the Millennium Sapphire pursuant to that certain Purchase and Sale Agreement dated August 22, 2018 as filed with the Company’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2018.

The Company is carefully considering its options on how to proceed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yulong Eco-Materials Limited

(Registrant)

Date: January 11, 2019

By:	/s/ Daniel Mckinney
Name: Daniel Mckinney
Title: Chief Executive Officer

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